Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Nine Months ended
	Year Ended September 30,					June 30,
(dollars in thousands)	2010**	2011	2012**	2013	2014	2015
Fixed Charges Computation
Interest expensed and capitalized (1)	$55,908	$106,557	$38,809	$37,100	$44,768	$50,877
Amortized premiums, discounts, and capitalized expenses related to indebtedness	16,027	20,069	14,184	5,841	2,175	5,611
Reasonable approximation of interest within rental expense	3,670	3,323	3,106	3,454	3,342	2,547

Total Fixed Charges and Preferred Equity Dividends	$75,605	$129,949	$56,099	$46,395	$50,285	$59,035
Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(46,390)	$(138,093)	$(16,454)	$12,209	$20,576	$4,768
Plus
Fixed charges	75,605	129,949	56,099	46,395	50,285	59,035
Minus
Interest capitalized	441	91	137	192	427	431
Total Earnings	$28,774	$(8,235)	$39,508	$58,412	$70,434	$63,372

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.38	N/A *	0.70	1.26	1.40	1.07

*     Total earnings for this period were less than zero dollars.  The deficiency of earnings to fixed charges for the year ended September 30, 2011 was $138.2 million.

**   The deficiency of earnings to fixed charges for the years ended September 30, 2010 and 2012 were $46.8 million and $16.6 million, respectively.

(1)   Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.